October 5, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Mail Stop 3720
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:    Calix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Quarterly Period Ended June 27, 2015
File No. 1-34674

Dear Mr. Spirgel:

This letter is being submitted on behalf of Calix, Inc. (“Calix”, “we”, “our”, “us”, or “Company”), and responds to your letter, dated September 23, 2015, transmitting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

Calix’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of September 23, 2015. For your convenience, we have also included the text of each of your comments in bold text, followed by our response.

In response to certain comments, we have noted that we will make changes to disclosures in future filings. We are doing so in order to address the Staff’s views in a constructive manner and not because we believe our prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by Calix that prior disclosures were in any way deficient or inaccurate.

Form 10-Q for the Quarterly Period Ended June 27, 2015
Note 7. Commitments and Contingencies, page 10

1.	Comment: In view of the current legal proceedings, please revise to disclose your policy for accruing legal fees in accordance with ASC 450-20-S99-2.

Response:

Calix incurs legal expenses related to disputes, litigation and other legal actions in the ordinary course of business. Calix expenses all such legal defense costs as incurred in the period that the related services are received. In the event we have insurance coverage for legal defense costs and the likelihood of reimbursement is assured, we record a receivable for the portion recoverable under insurance at the time the expense is incurred and accrued. Therefore, legal defense costs recognized in a period are reduced by the insurance amounts recorded as receivables in that period. We will include disclosures consistent with the foregoing describing our accounting for legal defense costs in our next periodic filing with the Commission.

2.
Comment: We note from your disclosure that the outcome of the Occam litigation is undeterminable at this time and the company cannot currently estimate a reasonably possible range of loss for this action. We also note that the company is unable to quantify its indemnification risk. In this regard, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

Quarterly Procedures

We supplementally advise the Staff that on a quarterly basis, in connection with our quarterly procedures to prepare for our earnings release and our Form 10-Q or Form 10-K filing, Calix legal personnel and accounting personnel jointly review pending or threatened litigation and claims to assess probability of loss and any disclosure requirements under ASC Topic 450 (Contingencies). Our assessment includes review of filings and proceedings in the litigation and discussions with our external advisors. Our only material legal matter is the Occam litigation.

On an ongoing basis, Calix legal personnel reviews the Occam litigation with its external litigation counsel handling the matter. Internal and external counsel discuss the current legal assessment of the claims and our defenses, including changes thereof based on recent proceedings; consider the procedural posture of the action and any rulings made by the court; and evaluate our litigation strategy, including interim assessments of the likelihood of success and the reasonably possible outcome after considering the merits of the claims and our defenses. On a quarterly basis, legal and accounting personnel discuss the updates and legal assessments of internal counsel and external litigation counsel. Determinations are then made as to (1) the probability of loss based on the updated status of the legal proceedings and (2) any estimate that could be made as to a range of reasonably possible loss related to the litigation.

Occam Litigation Contingency Assessment

As the Staff noted, in our Form 10-Q for the Quarterly Period Ended June 27, 2015, we disclosed that, for the Occam litigation, the outcome is undeterminable at this time and the company cannot currently estimate a reasonably possible range of loss for this action. We supplementally advise the Staff that in so concluding we considered the following factors:

•
There are significant issues of fact and law that are yet to be resolved. In April 2014, although the court partially granted defendants’ motion for summary judgment, the court also denied part of the motion, ruling instead that the remaining issues should be adjudicated at trial. In so doing, the court noted that there remain material issues of fact that need to be further developed through trial before seeking to apply the law.

•	In September 2014, the court issued a ruling allowing further discovery into the underlying facts. This additional discovery continues to be in progress.

•
In its recent July 2015 order, the court granted plaintiffs leave to file an amended complaint to add Wilson Sonsini as a defendant. The addition of Wilson Sonsini as a defendant gives rise to a number of material issues of law and fact regarding Wilson Sonsini’s potential aiding and abetting liability, its impact on the claims against the Occam defendants, and the allocation of any damages award.

•
The plaintiffs have not communicated any specific information regarding their claimed damages. Although the parties’ valuation experts have provided opinions on the potential damages, there is a significant difference in the valuations offered by the experts. Defendants’ expert opined that the merger consideration was greater than the fair value of Occam’s common stock on the merger date, which supports that plaintiffs are not entitled to any damages. On the other hand, plaintiffs’ expert opined that the fair value of Occam’s common stock is between $7.77 and $9.65 per share more than the merger consideration. Determinations related to these opinions remain unresolved issues of fact.

•
We have had no developments that suggest there is currently a possibility of settlement. We do not intend to settle unless we can negotiate an acceptable settlement amount because we believe that the case is without merit.

•	We intend to defend this case vigorously as we continue to believe the claims to be without merit under applicable law.

•	At this stage of the proceedings, there are no further substantive pre-trial motions that would further narrow the issues of fact and law.

We further advise the Staff that a trial date of April 11, 2016 has now been tentatively set for a two-week trial for the matter and we anticipate that the remaining unresolved issues of fact and law will be determined through trial.

For clarification, we note that the court’s April 2014 ruling on defendants’ motion for summary judgment dismissed Occam Networks, Inc. as a defendant in the Occam litigation. The current defendants in this matter consist of Occam’s former CEO and CFO, the directors of the Occam board, and Wilson Sonsini. Therefore, at this time, our loss contingency with respect to the Occam litigation consists substantially of indemnification and related defense obligations. As disclosed in our Form 10-Q for the Quarterly Period ended June 27, 2015, Jefferies & Company, Inc. (“Jefferies”), has demanded indemnity for its fees and expenses in connection with the Occam litigation. We have begun paying such fees. Based on the facts available at this time, including the court’s determination that plaintiffs may not add Jefferies as a defendant to the pending litigation, we do not believe the remaining indemnification risk with respect to Jefferies would be material.

We will continue to monitor this litigation and to assess quarterly whether we are able to develop a range of reasonably possible loss for disclosure. We also intend to continue to disclose details of the procedural and substantive updates to this matter as the litigation proceedings continue to evolve.

*****

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 408-474-0050 if you have any questions or require further information.

Very truly yours,

Calix, Inc.

By:	/s/ William J. Atkins
William J. Atkins
EVP and Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Greg Dundas, Attorney-Advisor
Kathleen Krebs, Special Counsel
(Securities and Exchange Commission)

Carl Russo, Chief Executive Officer
Suzanne Tom, VP, General Counsel
(Calix, Inc.)

Patrick A. Pohlen, Esq.
(Latham & Watkins LLP)

Nick A. Prior
Ibi T. Krukrubo
(Ernst & Young LLP)

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